06003305

BP 2/25

AB 2/27

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2006 WASH., D.C. 209

SEC FILE NUMBER
8-52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW First Avenue, Suite 1000
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gaskill (503) 226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AG 4/11/06

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark K. Gaskill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

STATE OF OREGON COUNTY OF MULTNOMAH
This instrument was acknowledged before me on 2-17-06 by Mark K Gaskill
as of
NOTARY SIGNATURE
My Commission Expires: 6-1-08

Notary Public

OFFICIAL SEAL
JANET A. HAYS
NOTARY PUBLIC-OREGON
COMMISSION NO. 381355
MY COMMISSION EXPIRES JUNE 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of MKG Financial Group, Inc. as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 3, 2006

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

MKG FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets		
Cash	$	18,983
Commissions receivable from clearing broker		13,313
Furniture, equipment, and leasehold improvements, net		51,000
Deposit with clearing broker		25,000
Prepaid expenses and other assets		14,598
Cash surrender value of life insurance		7,875
	$	130,769
Liabilities		
Accounts payable	$	29,543
Accrued liabilities and other expenses		22,330
Capital lease obligation		1,099
		52,972
Commitments		
Shareholder's equity		77,797
	$	130,769

See notes to financial statements

MKG Financial Group, Inc.

Statement of Income

Year Ended December 31, 2005	
Revenues	
Commissions	$ 1,198,321
Interest and dividend income	3,008
Other income	4,025
	1,205,354
Expenses	
Salaries and related expenses	388,604
Communications and data processing	63,111
Occupancy and equipment	120,437
Professional fees	192,744
Clearinghouse fees	128,430
Advertising and promotion	31,133
Other expenses	107,817
Total expenses	1,032,276
Net income	$ 173,078

MKG Financial Group, Inc.

Statement of Changes in Shareholder's Equity

	Shares authorized, issued and outstanding; $1.00 par value	Amount	Additional paid-in-capital	Retained earnings (deficit)	Total
Balance, January 1, 2005	100	$ 100	$ 180,661	($ 61,084)	$ 119,677
Contributions			41,000		41,000
Distributions			(221,661)	(34,297)	(255,958)
Net income				173,078	173,078
Balance, December 31, 2005	100	$ 100	$ -0-	$ 77,697	$ 77,797

See notes to financial statements

MKG Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	173,078
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		18,188
Change in operating assets and liabilities		
Commissions receivable from clearing broker		53,154
Prepaid expenses and other assets		605
Accounts payable	(	4,099)
Accrued liabilities and other expenses		1,181
Net cash provided by operating activities		242,107
Cash flows from investing activities		
Aquisition of furniture and equipment	(	23,155)
Cash flows from financing activities		
Contributions from shareholder		41,000
Distributions to shareholder	(	255,958)
Net change in capital lease obligation	(	3,801)
Net cash used in financing activities	(	218,759)
Net decrease in cash		193
Cash at beginning of year		26,665
Cash at end of year	$	26,858
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	1,585
Cash paid during the year for local income taxes	$	4,075

See notes to financial statements

1. Line of business and significant accounting policies

Line of business
MKG Financial Group, Inc. (the "Company") is an Oregon corporation. The Company is principally engaged in the general business of securities broker, agent or principal, including buying, selling, exchanging or otherwise in any manner dealing in stocks, bonds, evidence of property of indebtedness or any securities ordinarily or necessarily dealt with by security brokers, agents or principals.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost. Furniture, fixtures and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease and amortized over the length of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or related lease. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Income taxes
The Company has elected, effective April 1, 2000, to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements

Accrued rent expense
Rent expense on operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Accrued rent expense represents the accumulated excess of rent charged to expense over the amount of the scheduled rent paid. For the year ended December 31, 2005, accrued rent expense of approximately $16,000 is included in accrued liabilities and other expenses.

2. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2005:

Furniture and fixtures	$ 39,907
Office equipment	56,323
Leasehold improvements	38,791
	135,021
Less accumulated depreciation and amortization	(84,021)
	$ 51,000

3. Commitments

The Company is obligated under a capital lease for office equipment which expires in 2006. The cost of equipment and related accumulated amortization recorded under the capital lease was $9,030 and $8,122, respectively.

The Company occupies office space under an operating lease expiring August 2009. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the year ended December 31, 2005 was approximately $91,000.

Future minimum lease payments under non-cancelable operating leases and future minimum capital lease payments as of December 31, 2005 are as follows:

Year ending December 31,	Capital	Operating
2006	$ 1,125	$ 96,208
2007		98,785
2008		101,362
2009		68,720
Total minimum payments	1,125	$ 365,075
Less amount represented by interest	(26)	
Total capital lease obligation, all current	$ 1,099	

YEAR ENDED DECEMBER 31, 2005

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2005, the Company has net capital and required net capital of $12,199 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of 4.34 to 1. Net capital and required net capital may fluctuate on a daily basis.

5. Subsequent event

On January 30, 2006, MKG Capital Advisors, Ltd. ("MKG Capital"), was merged into the Company. MKG Capital provides investment advisory services and is owned by the Company's shareholder. At December 31, 2005, MKG Capital's unaudited assets and revenues were not significant.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

MKG Financial Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005		
Net capital		
Total shareholder's equity	$	77,797
Less nonallowable assets		
Furniture, equipment, and leasehold improvements, net		51,000
Prepaid expenses and other assets		14,598
Net capital	$	12,199
Aggregate indebtedness		
Accounts payable and accrued expenses	$	52,972
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	7,199
Excess of net capital at 1,000%	$	6,902
Ratio of aggregate indebtedness to net capital		4.34 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2005):

Net capital, as reported in the Company's Part IIA (unaudited)	$	15,614
Audit adjustment for increase in accrued expenses	(	3,415)
Net capital, per above	$	12,199

Exemptive provisions

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MKG Financial Group, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of MKG Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 3, 2006

MKG Financial Group, Inc.

Form X-17A-5 Part IIA
of the Focus Report of the
Securities and Exchange Commission

Year Ended December 31, 2005

MKG FINANCIAL GROUP, INC.

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2005

Page

Facing page and cover form

1 Independent auditors' report

Financial statements

2 Statement of financial condition

3 Statement of income

4 Statement of changes in shareholder's equity

5 Statement of cash flows

6-8 Notes to the financial statements

Accompanying information to financial statements

9 Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission

10 Exemption from reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

11-12 Independent auditors' report on internal accounting control required by SEC Rule 17a-5